Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

WILL WADE          BLOOMBERG          02.01.2022           06:00 AM

Energy Vault Strikes Deal to Provide Gravity Storage in China

(Bloomberg) –

Energy Vault Inc., a provider of systems that store energy by elevating heavy objects, agreed to license its technology to a company that plans to build storage facilities in China.

Atlas Renewable LLC will pay $50 million in 2022 for a multi-year licensing agreement and will begin construction in the second quarter on the first project outside Shanghai, according to a statement Tuesday from Energy Vault, marking the storage company’s first deal in China.

Projects using Energy Vault’s technology are already under development in North America, Australia and the Middle East, and expanding into China is a significant validation of the company’s design, according to Chief Executive Officer Robert Piconi. The country is the world’s biggest source of greenhouse gases that cause climate change, and will need to invest heavily in renewables and storage to achieve its goal of net-zero emissions by 2060.

“China is going to be the world’s biggest growth market for storage over the next 10 years,” Piconi said in an interview.

Energy Vault stores energy using a system of electric motors and large blocks, each weighing 35 metric tons. The blocks are lifted from the ground when electricity is available or cheap and then lowered -- running the process in reverse -- to generate power when needed. Atlas’s first project will have about 100 megawatt-hours of capacity and will take up about 2.5 acres.

Energy Vault is in the process of going public by merging with Novus Capital Corp. II, a special purpose acquisition company. Piconi said the transaction is expected to conclude in mid-February. The deal will give the combined company an implied pro-forma enterprise value of $1.1 billion and will provide up to $488 million in gross cash proceeds. That includes investment commitments that are now worth $200 million after Atlas, which is majority owned by China Tianying Inc., also agreed to provide another $50 million in private-placement funding.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, expectations with respect to revenue generated under such agreements and the consummation of such agreements, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to perform under sales agreements; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders are also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the definitive proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.